January 20, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jan Woo, Legal Branch Chief

100 F Street, N.E.

Washington, DC 20549

Re:APPlife Digital Solutions, Inc.

Amendment No 1. to Registration Statement on Form S-1

Filed December 17, 2025

File No. 333-292004

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on January 23, 2026, at 5:30 p.m., Eastern Standard Time, or as soon thereafter as is practicable.

The Registrant authorizes Chase Chandler of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission.  Please call Mr. Chandler at (801) 303-5772 with any questions.

Very truly yours,

APPlife Digital Solutions, Inc.

/s/ Michael Hill

Michael Hill

Chief Executive Officer